HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________

Facsimile: (303) 839-5414

(303) 839-0061

May 18, 2026

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation Post-Effective Amendment to Registration Statement on Form S-3 File No. 333-265995

This office represents CEL-SCI Corporation (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that the Post-Effective Amendment was filed in error.

No securities were sold by means of the Post-Effective Amendment to the Registration Statement.

Very Truly Yours, HART & HART, LLC

By	/s/ William T. Hart
William Hart